UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

September 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 65.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 78,874,106
	8	Shared Voting Power 0
	9	Sole Dispositive Power 78,874,106
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 65.4%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,736,465
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,736,465
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 24.7%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 29,772,843
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 29,772,843
11		Aggregate Amount Beneficially Owned by Each Reporting Person 29,772,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 24.7%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 21 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. and Yuen Kam.

This Amendment No. 21 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015, December 7, 2015 and January 7, 2016 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 29, 2016, Nanjing Xinjiekou published an announcement (the “Announcement”), announcing that (a) Nanjing Xinjiekou had decided to withdraw its application to the China Securities Regulatory Commission for the approval of its proposed acquisition of the GM Sale Shares, as contemplated by the GM Sale Agreement, due to the uncertainty arising from current regulatory policies regarding significant asset restructurings of listed companies in China, and (b) Nanjing Xinjiekou might participate in the acquisition of the Company in accordance with the relevant regulatory policies.

Subsequent to the Announcement, Golden Meditech held discussions with Nanjing Xinjiekou exploring alternative proposals (including but not limited to establishing an investment fund by Sanpower Group Co., Ltd. (“Sanpower”), substantial shareholder of Nanjing Xinjiekou, or affiliate of Sanpower) in relation to the acquisition of the GM Sale Shares (the “Alternative Proposal”). In consideration of Golden Meditech’s agreement to enter into discussions with Sanpower regarding the Alternative Proposal, Sanpower and Golden Meditech entered into an earnest money agreement on September 1, 2016 (the “Earnest Money Agreement”), pursuant to which (a) Sanpower would pay RMB300 million (or its equivalent in foreign currency) in cash (the “Earnest Money”) within 10 business days from the signing of the Earnest Money Agreement to Golden Meditech, (b) the Earnest Money may form part of the purchase price under the Alternative Proposal, (c) the Earnest Money may be refunded under certain circumstances as specified in the Earnest Money Agreement, (d) the parties will use their reasonable best efforts to enter into a definitive agreement regarding the Alternative Proposal within two months following the execution of the Earnest Money Agreement or such other period as the parties may agree, and (e) if the conditions precedent to the Alternative Proposal which Golden Meditech and/or GM Stem Cells are responsible for fulfilling have been satisfied but the Alternative Proposal does not come into effect or cannot be implemented or completed for reasons other than those resulting from force majeure events, Golden Meditech would not be obliged to refund the Earnest Money and any accrued interest.

The description of the Earnest Money Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the English translation of such agreement, a copy of which is attached hereto as Exhibit 36, and is incorporated by reference in its entirety into this Item 3.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Earnest Money Agreement in Item 3 is incorporated herein by reference in its entirety.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Earnest Money Agreement in Item 3 is incorporated herein by reference in its entirety.

 Item 7.        Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following document is filed as an exhibit:

Exhibit No.	Description

Exhibit 36	Earnest Money Agreement, dated as of September 1, 2016, by and between Sanpower and Golden Meditech

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam